                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No.          )*
                                          ---------

                                   ProxyMed, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    744290107
           --------------------------------------------------------
                                 (CUSIP Number)

                             Stephen T. Burdumy, Esq.
                Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                              260 South Broad Street
                              Philadelphia, PA 19102
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   June 28, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 31d-1(f) or 13d-1(g), check the following box / /.

   NOTE: Schedules filed in papaer format shall include a signed or original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

                              Page 1 of  7  Pages
                                        ---

CUSIP No. 744290107                    13D                Page  2  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Capital Ventures International
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Cayman Islands
------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,100,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,100,000**
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,100,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,100,000**
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,100,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                      / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.62%***
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

** Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

***Such amount reflects (i) 1,400,000 shares of the Company's Common Stock issuable upon conversion of shares of the Company's Series C 7% Convertible Preferred Stock beneficially owned by Capital Ventures International and (ii) 700,000 shares of the Company's Common Stock issuable upon exercise of immediately exercisable warrants beneficially owned by Capital Ventures International. Based upon information provided by the Company as of May 31, 2000, the number of shares of Common Stock outstanding for purposes of this calculation, in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, is 21,834,429.

CUSIP No. 744290107                    13D                Page  3  of  7  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

     Heights Capital Management, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,100,000**
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  2,100,000**
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,100,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                      / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     9.62%***
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

** Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

***Such amount reflects (i) 1,400,000 shares of the Company's Common Stock issuable upon conversion of shares of the Company's Series C 7% Convertible Preferred Stock beneficially owned by Capital Ventures International and (ii) 700,000 shares of the Company's Common Stock issuable upon exercise of immediately exercisable warrants beneficially owned by Capital Ventures International. Based upon information provided by the Company as of May 31, 2000, the number of shares of Common Stock outstanding for purposes of this calculation, in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, is 21,834,429.

CUSIP No. 744290107                                          Page 4 of 7  Pages
          ---------                                              ---  ---


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                       Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934


                                  in respect of

                                 ProxyMed, Inc.

     This Report is filed by Capital Ventures International ("CVI") and Heights Capital Management, Inc. ("Heights") on Schedule 13D with respect to the common stock, par value $.001 per share (the "Common Stock"), of ProxyMed, Inc. (the "Company").

     The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive office of the Company is located at 2555 Davie Road, Suite 110, Ft. Lauderdale, FL 33317.

ITEM 2. IDENTITY AND BACKGROUND

     CVI is a company organized under the laws of the Cayman Islands, with its principal place of business and principal office located at One Capital Place, P.O. Box 1787GT, Grand Cayman, Cayman Islands, BWI.

     CVI is a company engaged in the purchase of securities for investment.

     The entire share capital of CVI is owned by CVI Holdings, LLC , a Delaware limited liability company, which does not conduct business other than as a holding company for CVI. CVI Holdings, LLC's principal place of business and principal office is located at 42 Reads Way, New Castle, DE 19720.

     Mu Holdings, Inc., a Delaware corporation, owns 100% of the outstanding membership interests of CVI Holdings, LLC. Mu Holdings, Inc. does not conduct business other than as a holding company for direct or indirect subsidiary operating companies engaged in the securities business. Mu Holdings, Inc.'s principal place of business and principal office is located at 42 Reads Way, New Castle, DE 19720. All of the outstanding capital stock of Mu Holdings, Inc. is owned by Susquehanna International Holdings, Inc., a Delaware corporation which does not conduct business other than as a holding company for direct and indirect subsidiary operating companies which engage in the securities business. Susquehanna International Holdings, Inc.'s principal place of business and principal office is located at 42 Reads Way, New Castle, DE 19720.

     Heights is the investment advisor to CVI and, as such, may exercise voting and dispositive power over the Common Stock. Heights is a Delaware corporation with a business address located at 425 California Street, San Francisco, CA 94104.

     CVI's directors are Arthur Dantchik, Joel Greenberg and Ian Wight, a U.K. citizen and a trust accountant with a business address of RHB Trust Company, Ltd, 1 Capital Place, Grand Cayman, Cayman Islands, BWI. The executive officers of CVI are Richard Douglas, a U.K. citizen and a trust accountant, and Woodbourne Associates (Cayman) Ltd., a Nominee Company located in the Cayman Islands. Heights' directors are Jeffrey Yass, Eric Brooks, Arthur Dantchik, Andrew Frost and Joel Greenberg. The executive officers of Heights are Andrew Frost, President, and Brian Sullivan, Treasurer. Messrs. Yass, Brooks, Dantchik, Frost and Greenberg are U.S. citizens and are engaged in the investment business. Messrs. Yass, Brooks, Dantchik and Greenberg have a business address at 401 City Line Avenue, Suite 220, Bala Cynwyd, PA 19004. Mr. Frost has a business address at 425 California Street, San Francisco, CA 94104.

CUSIP No. 744290107                                          Page 5 of 7  Pages
          ---------                                              ---  ---


     During the past five years, neither CVI, Heights, nor to the best of CVI's and Heights' knowledge, any individual or entity named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     CVI and the Company are parties to a Subscription Agreement, dated as of June 28, 2000 (the "Agreement"). Pursuant to the Agreement, CVI acquired a 7% Convertible Senior Secured Note (the "Note") due January 1, 2001 and a Warrant (the "Warrant") for an aggregate purchase price of $1,400,000. Pursuant to the terms of the Note, the Note automatically converted into 14,000 shares of the Company's Series C 7% Preferred Stock (the "Series C Preferred Stock") on June 30, 2000. The Series C Preferred Stock is convertible at any time into 1,400,000 shares of the Company's Common Stock (subject to anti-dilution adjustments). The Warrant grants CVI the right to acquire 700,000 shares of Common Stock at an exercise price of $1.00 per share (the "Exercise Price"), subject to anti-dilution adjustments. The Warrant became exercisable on June 28, 2000 and expires on June 28, 2005. The Agreement also grants CVI certain registration rights with respect to the resale of the shares of Common Stock underlying the Series C Preferred Stock and the Warrants.

     Pursuant to a description of certain restrictions contained in the Agreement and described in Annex B thereto, CVI has agreed not to sell, transfer or dispose of any of the Common Stock acquired by CVI upon conversion of the Series C Preferred Stock or the Warrant until June 28, 2001; provided, however, that the period may be extended for up to an additional twelve months at the option of the placement agent for the Notes and Warrants.

     CVI utilized its own working capital funds to consummate the purchase of the Note and Warrant.

ITEM 4. PURPOSE OF TRANSACTION.

     CVI acquired the Note (and subsequently, the Series C Preferred Stock) and Warrant for investment purposes. Other than the possible conversion of the Series C Preferred Stock into shares of Common Stock or the possible exercise of the Warrant, CVI does not currently have any plan or intention to acquire additional securities of the Company. Depending on the market conditions for the Common Stock, other investment opportunities available to CVI, and based upon other considerations, the Reporting Persons may acquire or dispose of shares of Common Stock from time to time. Neither CVI, Heights, nor any of the other entities or persons identified in Item 2 of this Schedule 13D is acting as a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) among themselves or with any other persons or entities. In addition, to the best knowledge of CVI and Heights, neither CVI nor Heights has any plans or proposals that relate or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Based upon the 2,100,000 shares of the Company's Common Stock presently issuable upon conversion of the Series C Preferred Stock and the exercise of the Warrant owned by CVI, CVI and Heights beneficially own 2,100,000 shares or 9.62% of the outstanding shares of Common Stock.

CUSIP No. 744290107                                          Page 6 of 7  Pages
          ---------                                              ---  ---


     To the best knowledge of CVI and Heights, other than CVI and Heights, none of the individuals and entities listed in Item 2 hereof beneficially owns any Common Stock. To the best knowledge of CVI and Heights, none of the individuals listed in Item 2 hereof has effected any transactions in the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as set forth herein and above in Items 3 and 4, there are no other contracts, arrangements, understandings or relationships between the Company and the Reporting Persons with respect to securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A - Annex B-Lock Up

      Exhibit B- Limited Power of Attorney

      Exhibit C - Joint Filing Agreement

CUSIP No. 744290107                                          Page 7 of 7  Pages
          ---------                                              ---  ---




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2000                       CAPITAL VENTURES INTERNATIONAL

                                         By: Heights Capital Management, Inc.,
                                             pursuant to a Limited Power of
                                             Attorney attached hereto
                                             as Exhibit B


                                         By:  /s/ Andrew Frost
                                             ----------------------------------
                                             Andrew Frost, President


                                         HEIGHTS CAPITAL MANAGEMENT, INC.

                                         By:  /s/ Andrew Frost
                                             ----------------------------------
                                             Andrew Frost, President

                                                                      EXHIBIT A

                                     ANNEX B

     All capitalized terms used, and not defined herein, shall have the meanings ascribed to such terms in the Subscription Agreement.

     Each Subscriber hereby represents that during the period commencing on the date hereof and ending on the first anniversary of the initial Closing (the "Lock-Up Period"), such Subscriber will not, directly or indirectly (including, without limitation, through the entering into of a cash-settled derivative instrument), offer for sale, sell, contract for sale, assign, transfer, pledge or otherwise dispose of any of the Conversion Shares and Warrant Shares acquired by such Subscriber pursuant to the Subscription Agreement during the Lock-Up Period. Each Subscriber further agrees that Lock-Up Period may, at the discretion of Commonwealth be extended for up to an additional twelve months. Commonwealth may, in its sole discretion release the undersigned from the Lock-Up Period or any extensions thereto prior to the end of the Lock-Up Period. In order to enforce this covenant, the Company will impose stop-transfer instructions with respect to all securities of the Company that are currently held by the undersigned or that are acquired by the undersigned during the Lock-Up Period, until the end of the Lock-Up Period.

     Notwithstanding the foregoing, if any such Subscriber is an individual, he or she may transfer any securities of the Company either during his or her lifetime or on death by will or intestacy to his or her immediate family or to a custodian, trustee (including a trustee of a voting trust), executor or other fiduciary for the account of his or her immediate family, a trust, the beneficiaries of which are exclusively the undersigned and/or a member or members of his or her immediate family, or a charitable remainder trust; provided that such transferee agrees to be bound by the provisions of this lock-up agreement. For the purposes of this paragraph, "immediate family" shall mean spouse, lineal descendant, father, mother, brother or sister of the transferor, or lineal descendant of brother or sister of the transferor.

                                                                       EXHIBIT B

                            LIMITED POWER OF ATTORNEY

     THIS LIMITED POWER OF ATTORNEY given on the 3rd day of April, 1999 by CAPITAL VENTURES INTERNATIONAL (hereinafter called "the Company"), whose Registered Office is situated at Second Floor, One Capital Place, P.O. Box 1787, Grant Cayman, Cayman Islands, B.W.I.

     WHEREAS, by agreement dated March 10, 1997 by and between the Company and Heights Capital Management, Inc., the Company expressly authorized Heights Capital Management, Inc. to enter into transactions in certain designated areas as defined in the Agreement attached hereto marked "Appendix 1".

     NOW THIS DEED WITNESSETH that Ian A.N. Wight (Director) and Woodbourne Associates (Cayman) Limited (Secretary) of the Company, hereby appoint on behalf of the Company the Firm of HEIGHTS CAPITAL MANAGEMENT, INC. which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf of and for the account of the Company and to take any actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to instructing the transfer of funds where necessary and executing required documentation.

     IN WITNESS WHEREOF, the Company has caused its common seal to be hereunto affixed the day and year above written.

THE COMMON SEAL OF
CAPITAL VENTURES INTERNATIONAL
was hereunto affixed in the presence of:

                                     /s/ Ian A.N. Wright
                                     ------------------------------------------
                                     Ian A.N. Wight
                                     (Director)

[SEAL OF CAYMAN ISLANDS APPEARS HERE]

                                     /s/ Woodbourne Associates (Cayman) Limited
                                     -------------------------------------------
                                     Woodbourne Associates (Cayman) Limited
                                     Secretary

                                                                       EXHIBIT C

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to shares of Common Stock of ProxyMed, Inc., dated June 28, 2000, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13(d)-1(k) under the Securities Exchange Act of 1934.

Date: July 7, 2000                       CAPITAL VENTURES INTERNATIONAL

                                         By: Heights Capital Management, Inc.,
                                             pursuant to a Limited Power of
                                             Attorney attached hereto
                                             as Exhibit B


                                         By:  /s/ Andrew Frost
                                             ----------------------------------
                                             Andrew Frost, President

Date: July 7, 2000                       HEIGHTS CAPITAL MANAGEMENT, INC.


                                         By:  /s/ Andrew Frost
                                             ----------------------------------
                                             Andrew Frost, President